Exhibit 14(b)

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form N-14 of Fidelity Investment Trust of our report dated December 13, 2024, relating to the financial statements and financial highlights of Fidelity Overseas Fund, which appears in Fidelity Investment Trust’s Certified Shareholder Report on Form N-CSR for the year ended October 31, 2024; and Fidelity Advisor Series VIII of our report dated December 16, 2024, relating to the financial statements and financial highlights of Fidelity Advisor Overseas Fund, which appears in Fidelity Advisor Series VIII’s Certified Shareholder Report on Form N-CSR for the year ended October 31, 2024. We also consent to the references to us under the headings “Additional Information About the Funds” and “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
April 9, 2025